SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No. )


                         Emons Transportation Group Inc.
          ------------------------------------------------------------
                                (Name Of Issuer)

                       $0.14 Series A Cumulative Preferred
                         (Title of Class of Securities)

                                   2951575207
                         ------------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

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CUSIP No.   2951575207        13G                             Page 2 of 6 Pages
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Emons Transportation Group Inc.
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1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation - CMC
     The Chase Manhattan Bank - CMB
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        |A|
                                                              |B|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF  ORGANIZATION  The Chase  Manhattan
     Corporation - Delaware
     The Chase Manhattan Bank - New York
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NUMBER         5    SOLE VOTING POWER
OF                  CMC  - 157,096
SHARES              CMB  - 157,096
             -------------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            CMC  - None
                    CMB  - None
             -------------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           CMC  - 157,096
PERSON              CMB  - 157,096
             -------------------------------------------------------------------
WITH           8    SHARED DISPOSITIVE POWER
                    CMC  - None
                    CMB  - None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     CMC - 157,096
     CMB - 157,096
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     CMC - 10.135 %
     CMB - 10.135 %
--------------------------------------------------------------------------------
12   TYPE OF PERSON REPORTING*
     CMC - HC
     CMB - BK
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:          Emons Transportation Group Inc.

Item 1(b). Address of Issuer's:     96 South George Street
           Offices                  York, Pa. 17401
                                    Mr. Robert Grossman
                                    Chmn and CEO

Item 2(a). Name of Person Filing:   This notice is filed by The Chase
                                    Manhattan Corporation (CMC) and its
                                    wholly owned subsidiary, The Chase
                                    Manhattan Bank (CMB )

Item 2(b). Address of Principal Business
           Office:                          CMC:  270 Park Avenue
                                                  New York, NY 10017

                                            CMB:  270 Park Avenue
                                                  New York, NY 10017
Item 2(c). Citizenship:                     CMC - Delaware
                                            CMB - New York

Item 2(d). Title of Class of Securities:    $0.14 Series A Cumulative Preferred

Item 2(e). CUSIP Number:                    291575207

               Emons Transportation Group Inc.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Act.

     (b) |X| Bank as defined in Section 3(a)(6) of the Act.

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

     (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

     (g) |X| Parent Holding Company, in accordance with Section
             240.13d-1(b)(ii)(G).

     (h) |_| Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned                 CMC  - 157,096
               As of December 31, 1997                   CMB  - 157,096

          (b)  Percent of Class:                         CMC  - 10.135%
                                                         CMB  - 10.135%

          (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                                                         CMC  - 157,096
                                                         CMB  - 157,096

           (ii)   Shared power to vote or to direct the vote:
                                                         CMC  - None
                                                         CMB  - None

                         Emons Transportation Group Inc.


          (iii)   Sole power to dispose or to direct the disposition of:
                    CMC - 157,096
                    CMB - 157,096

           (iv)   Shared power to dispose or to direct the disposition of:
                    CMC - None
                    CMB - None

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Securities were acquired through a distribution from Chapter 11 Bankruuptcy case of Emons Industies, Inc. Case # 84-B-10486BPA. The distribution consists of 382,063 shares common and 157,096 shares of preferred. The preferred stock is convertible to common at a .90 factor.

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

         Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.  Identification and Classification of Members of this Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

            Emons Transportation Group Inc.


Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.


Dated: April 3, 1998


The Chase Manhattan Bank                     THE CHASE MANHATTAN CORPORATION


 /s/ Allan Nemethy                           /s/ Anthony J. Horan
-----------------------                      --------------------------
     Allan Nemethy                               Anthony J. Horan
     Compliance Officer                          Corporate Secretary


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